UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 12)

Syngenta AG

(Name of Subject Company (Issuer))

CNAC Saturn (NL) B.V.

an indirect wholly-owned subsidiary of

China National Chemical Corporation

(Names of Filing Persons (Offerors))

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
U.S. $11,977,188,210	U.S. $1,206,103

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 20,124,398, the number of common shares of Syngenta AG (“Common Shares”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of March 1, 2016, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $465 per Common Share and (ii) the product of (x) 28,164,980, the number of American Depositary Shares (“ADSs”) representing Common Shares outstanding as of the close of business on March 15, 2016, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $93 per ADS. The number of ADSs outstanding is based on information provided by The Bank of New York Mellon, the depositary for the ADSs and the number of Common Shares estimated to be held by U.S. Holders is based on information provided by Syngenta AG.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S. $1,206,103	Filing Party: China National Chemical Corporation and CNAC Saturn (NL) B.V.
Form or Registration No.: Schedule TO	Date Filed: March 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 12 to Schedule TO (this “Amendment”) is filed by China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), and CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (“Purchaser”) and an indirect wholly-owned subsidiary of ChemChina, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by ChemChina and Purchaser and relates to the offer by Purchaser to purchase:

(i)	up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and

(ii)	up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively the “ADSs” and each an “ADS”), each ADS representing one-fifth (1/5) of a Common Share, from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Material Terms—Consideration and Payment” of the U.S. Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016 (together with any amendments and supplements thereto, the “U.S. Offer to Purchase”), and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer to Purchase. This Amendment is being filed on behalf of ChemChina and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended as follows:

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented as follows:

1.	The U.S. Offer was scheduled to expire at 10:00 a.m., New York City time, on April 28, 2017. The Expiration Date of the U.S. Offer is extended until 10:00 a.m., New York City time, on May 4, 2017. As of 5:00 p.m., New York City time, on April 5, 2017, approximately 19,852,304 Common Shares (including those represented by ADSs) had been validly tendered in, and not withdrawn from, the Offers. In accordance with the framework for extensions set by the TOB, ChemChina and Purchaser make use of the last possibility to extend the Swiss Offer provided by that framework and extend the Swiss Offer until 4:00 p.m., CEST, on May 4, 2017, and the U.S. Offer until 10:00 a.m., New York City time, on May 4, 2017.

All references regarding the scheduled expiration of the U.S. Offer and the “Expiration Date” being “10:00 a.m., New York City time, on April 28, 2017” set forth in the U.S. Offer to Purchase, Form of Common Share Acceptance Letter, Form of ADS Letter of Transmittal, Form of Notice of Guaranteed Delivery, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares), Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) are hereby amended and replaced with “10:00 a.m., New York City time, on May 4, 2017”.

2.	The following paragraph is hereby added in bolded text immediately after each of the fourth paragraph on page ii and the fourth full paragraph on page 21 of the U.S. Offer to Purchase:

In accordance with the laws of Switzerland and subject to applicable regulatory requirements, the Purchaser and ChemChina and its subsidiaries or their nominees or brokers (acting as agents for the Purchaser) may from time to time after the Offers have become unconditional and the end of the Main Offer Period, and other than pursuant to the Offers, directly or indirectly purchase, or arrange to purchase, Common Shares. These purchases, or arrangements to purchase, may occur either in the open market at prevailing prices or in private transactions at negotiated prices and shall comply with applicable laws and regulations in Switzerland and applicable U.S. securities laws and regulations, including Rule 14e-5 of the Exchange Act. Any such purchases will not be made at prices higher than the offer price for Common Shares and ADSs or on terms more favorable than those offered pursuant to the Offers unless the offer price for Common Shares and ADSs is increased accordingly. Any information about such purchases or arrangements to purchase will be publicly disclosed in the U.S. on http://www.chemchina.com/press to the extent that such information is made public in accordance with the applicable laws and regulations of Switzerland.

3.	The following paragraph is hereby added immediately after the seventh paragraph in Section 16 “Required Regulatory Approvals; Certain Legal Matters”:

On April 12, 2017, ChemChina and Syngenta announced that Purchaser and Syngenta have received approval from the Ministry of Commerce of China for the transactions contemplated by the Transaction Agreement.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(xxiii)	Press Release issued by China National Chemical Corporation on April 12, 2017.

(a)(1)(xxiv)	Press Release issued by China National Chemical Corporation on April 13, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2017

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
	Name:	Xiaobao Lu
	Title:	Vice President

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director